COMMENTS RECEIVED ON JULY 22, 2011 & JULY 25, 2011

FROM EDWARD BARTZ

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Spartan Emerging Markets Index Fund
Spartan Global ex U.S. Index Fund
Spartan Mid Cap Index Fund
Spartan Real Estate Index Fund
Spartan Small Cap Index Fund

POST-EFFECTIVE AMENDMENT NO. 166

1. All funds

C: The Staff asserts that the funds should invest 80% of its assets in fixed-income securities since it is in Fidelity Fixed-Income Trust.

R: As previously discussed with the Staff, we are not aware of authority that requires a series company to apply Rule 35d-1 at the legal entity level in addition to the individual series level. Nonetheless, we agree that a series company should not adopt and use a name in a manner that could reasonably be expected to mislead investors in its constituent series. We note that the trust's name does not appear in the prospectus for any of the funds, or in any fund's name. In light of the extensive plain English disclosure that appears in the prospectus for each fund, even if the trust's name were deemed to be inconsistent with a fund's investment focus, we do not believe that the trust's name in the SAI would deceive investors. However, as we previously advised the Staff, we plan to request Board approval of a change in trust name at an upcoming Board meeting.

2. All funds

"Fund Summary" (prospectuses)

"Investment Objective"

(Example from Spartan Emerging Markets Index Fund)
"The fund seeks to provide investment results that correspond to the total return of emerging stock markets."

C: The Staff requests that we define "total return," as a definition is not present in the document.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

3. All funds

"Fee Table" (prospectuses)

(Sample from Spartan Emerging Markets Index Fund)

Annual class operating expenses
(expenses that you pay each year as a % of the value of your investment)

Institutional Class

Fidelity Advantage Institutional Class

Management fee	0.25%	0.25%
Distribution and/or Service (12b-1) fees	None	None
Other expensesA	0.03%	0.00%
Total annual operating expenses	0.28%	0.25%
Fee waiver and/or expense reimbursementB	0.13%	0.13%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.15%	0.12%

A Based on estimated amounts for the current fiscal year.

B Effective September __, 2011, Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Institutional Class and Fidelity Advantage Institutional Class of the fund to the extent that each class's total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 0.15% and 0.12%, respectively. These arrangements will remain in effect for at least one year from the effective date of the prospectus, unless terminated or modified earlier with the approval of the Board of Trustees. FMR may not discontinue or modify these arrangements without the approval of the Board of Trustees.

C: The Staff requests we remove "fee waiver and/or" from the line items in the table because the footnote only discloses an expense reimbursement.

R: Instruction 3(e) to Form N-1A Item 3 suggests that "Fee Waiver [and/or Expense Reimbursement]" and "Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]," are appropriate captions. Accordingly, we have not modified disclosure.

4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Spartan Emerging Markets Index Fund)
"Normally investing at least 80% of assets in securities included in the FTSE Emerging Index and in depository receipts representing securities included in the index."

C: The Staff requests we include a description of the types of "securities" the funds intend to invest in.

R: The types of securities in which the funds may invest are described under "Description of Principal Security Types" in the "Investment Details" section. Therefore, we have not modified the disclosure.

5. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Spartan Emerging Markets Index Fund)

  "Using statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings (P/E) ratio, price/book (P/B) ratio, earnings growth, country weightings, and the effect of foreign taxes to attempt to replicate the returns of the FTSE Emerging Index.
  Lending securities to earn income for the fund."

C: The Staff requests we add securities lending and statistical sampling risks to "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections.

R: The following disclosure will be added in "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections:

(Fund Summary)
"Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as transaction costs, sample selection, and timing differences associated with additions to and deletions from its index."

(Investment Details)
"Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as fees and expenses of the fund, imperfect correlation between the fund's securities and those in its index, timing differences associated with additions to and deletions from its index, and changes in the shares outstanding of the component securities. The fund may not be fully invested at times, either as a result of cash flows into the fund or as a result of reserves of cash held by the fund to meet redemptions. The use of sampling techniques or futures or other derivative positions may affect the fund's ability to achieve close correlation with its index."

In addition, the statistical sampling bullet currently in "Principal Investment Strategies" in the "Fund Summary" section will be removed for Spartan Mid Cap Index Fund, Spartan Small Cap Index Fund, and Spartan Real Estate Index Fund.

6. Spartan Emerging Markets Index Fund and Spartan Global ex U.S. Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Foreign and Emerging Market Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests we add more detail regarding emerging market risk.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Additional detail regarding emerging market risk is included under the sub-heading "Principal Investment Risks" in the "Investment Details" section in "Fund Basics." Accordingly, we have not added disclosure.

7. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Spartan Extended Market Index Fund)

"Institutional Class and Fidelity Advantage Institutional Class shares of the fund generally are available only to employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) for which an affiliate of FMR provides recordkeeping services. Plan participants may purchase Institutional Class or Fidelity Advantage Institutional Class shares of the fund only if Institutional Class or Fidelity Advantage Institutional Class shares are eligible for sale and available through their plan. You may buy or sell shares in various ways:

Internet www.401k.com
Phone For Individual Accounts (investing through a retirement plan sponsor or other institution), refer to your plan materials or contact that institution directly.
For Retirement Plan Level Accounts: Corporate Clients 1-800-962-1375 "Not for Profit" Clients 1-800-343-0860
Mail
Redemptions:
Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of Institutional Class or Fidelity Advantage Institutional Class is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of Institutional Class or Fidelity Advantage Institutional Class is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

There is no purchase minimum for Institutional Class or Fidelity Advantage Institutional Class shares."

C: The Staff requests that the first and third paragraphs under the table be removed.

R: We believe the information in the first and third paragraphs under the table is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not removed disclosure.

8. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, the fund may lend securities to broker-dealers or other institutions to earn income."

C: The Staff questions why securities lending is included as a principal investment strategy in the "Fund Summary" section but not in the "Investment Details" section.

R: Disclosure in the "Investment Details" section will be modified for each fund as follows, using Spartan Real Estate Index Fund as an example ([bracketed] deleted; underlined added):

"[In addition to the principal investment strategies discussed above, the] The fund may lend securities to broker-dealers or other institutions to earn income.

In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values."

9. All funds

"Investment Policies and Limitations" (SAIs)

"Concentration"

(Example from Spartan Mid Cap Index Fund & Spartan Small Cap Index Fund)

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.

For purposes of each of Spartan® Mid Cap Index Fund's and Spartan® Small Cap Index Fund's concentration limitation discussed above, with respect to any investment in Fidelity® Money Market Central Fund and/or any non-money market central fund, Fidelity Management & Research Company (FMR) looks through to the holdings of the central fund.

For purposes of each of Spartan® Mid Cap Index Fund's and Spartan® Small Cap Index Fund's concentration limitation discussed above, FMR may analyze the characteristics of a particular issuer and security and assign an industry or sector classification consistent with those characteristics in the event that the third party classification provider used by FMR does not assign a classification."

C: The Staff requests an explanation of how the concentration for the funds would be impacted if the indices they seek to track were to become concentrated.

R: Regardless of the composition of a fund's benchmark index, as a matter of fundamental policy, the funds may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of a fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (with the exception of Spartan Real Estate Index Fund, which may invest more than 25% of its assets in the real estate industry). Should the composition of a fund's index affect a fund's ability to be managed consistently with its investment policies and limitations at some point in the future, FMR would consider other options for the fund at that time.

10. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

11. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

12. All funds

"Trustees and Officers" (SAIs)

C: The Staff questioned whether the funds have a lead independent director.

R: As disclosed under "Board Structure and Oversight Function," Kenneth L. Wolfe serves as Chairman of the Independent Trustees.

13. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Spartan Small Cap Index Fund)
"Normally investing at least 80% of assets in securities included in the Russell 2000® Index."

C: The Staff requests the market capitalization range of the index.

R: As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization range of an index as of a single date. Therefore, we have not modified disclosure.

14. Spartan Real Estate Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Real Estate Industry Concentration. Changes in real estate values or economic downturns can have a significant negative effect on issuers in the real estate industry.

In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff requests that we expand the real estate industry concentration risk and add a non-diversification risk.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks and accordingly have not added disclosure. In addition, we call the Staff's attention to the following disclosure under "Principal Investment Risks" in the "Investment Details" section:

"Because FMR concentrates the fund's investments in a particular industry, the fund's performance could depend heavily on the performance of that industry and could be more volatile than the performance of less concentrated funds. In addition, because FMR may invest a significant percentage of the fund's assets in a single issuer, the fund's performance could be closely tied to that one issuer and could be more volatile than the performance of more diversified funds.
* * *
Industry Concentration. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry, and the securities of companies in that industry could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a single industry, and these companies can be sensitive to adverse economic, regulatory, or financial developments.

The real estate industry is particularly sensitive to economic downturns. The value of securities of issuers in the real estate industry, including REITs, can be affected by changes in real estate values and rental income, property taxes, interest rates, tax and regulatory requirements, and the management skill and creditworthiness of the issuer. In addition, the value of a REIT can depend on the structure of and cash flow generated by the REIT, and REITs may not have diversified holdings. Because REITs are pooled investment vehicles that have expenses of their own, the fund will indirectly bear its proportionate share of those expenses."

15. Spartan Real Estate Index Fund

"Fund Summary" (prospectuses)

"Performance"

C: The Staff would like confirmation that the Dow Jones U.S. Select Real Estate Securities Index will not be used for performance comparison for the fund.

R: The fund will compare its performance to the Dow Jones U.S. Select Real Estate Securities Index, the index it will seek to track. The fund's non-diversified status is designed to provide the fund with flexibility to adjust its holdings in response to changes in weightings of the index components.

16. All funds

Tandy Representations (prospectuses) and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.